Exhibit 99.34

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820
Toronto, Ontario, Canada M5H 2S8

PROXY SOLICITED BY MANAGEMENT FOR USE AT AN ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON NOVEMBER 30, 2009

The undersigned shareholder(s) of GRANDVIEW GOLD INC. (the "Corporation") hereby appoint(s) in respect of all of his/her/its shares of the Corporation, DR. MICHAEL HITCH, Chairman of the board of directors of the Corporation, or, failing him, PAUL SARJEANT, President, Chief Executive Officer and a director of the Corporation, or, in lieu of the foregoing ____________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at an annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on Monday, the 30th day of November, 2009 at the hour of 10 o'clock in the forenoon (Toronto time), and at any and every adjournment or adjournments thereof, to the same extent and with the same powers as if the undersigned shareholder(s) was (were) present at the Meeting or adjournment(s) thereof, and hereby direct(s) the nominee to vote the shares of the undersigned in the manner indicated below (for full details of each item, please see the enclosed Notice of Meeting and Management Information Circular):

1.	TO VOTE FOR ( ) OR WITHHOLD FROM VOTING ( ) in the election of directors.

2.

TO VOTE FOR (    ) OR WITHHOLD FROM VOTING (    ) on the re- appointment of McCarney Greenwood LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration.

3.

TO VOTE FOR (    ) OR AGAINST (    ) an ordinary resolution of the shareholders ratifying the Corporation's 2004 stock option plan, which was previously approved by the shareholders of the Corporation at the annual and special meeting of shareholders held on November 30, 2006, and approving certain amendments to such stock option plan.

4.	TO VOTE FOR ( ) OR AGAINST ( ) an ordinary resolution of the disinterested shareholders approving a private placement (the "Private Placement") of common shares and warrants of the Corporation.

5.	Conditional upon the Private Placement being completed:

(a)	TO VOTE FOR ( ) OR AGAINST ( ) a special resolution of the shareholders increasing the number of directors of the Corporation from five (5) to seven (7); and

(b)	TO VOTE FOR ( ) OR WITHHOLD FROM VOTING ( ) in the election of the two (2) additional directors.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. By signing, the shareholder(s) revoke(s) any proxy previously given to attend and vote at said Meeting.

DATED __________________________, 2009.

___________________________
Signature of Shareholder

___________________________
Name of Shareholder

(THIS PROXY MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT
INFORMATION AND INSTRUCTIONS ON THE BACK OF THIS PAGE)

INSTRUCTIONS:

1.

This form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by a duly authorized and appointed officer, attorney or representative thereof. If executed by an officer, attorney or other duly appointed representative, the original or notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this proxy. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

2.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by this proxy shall be voted accordingly.

3.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM/HER/IT AND ON HIS/HER/ITS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE TWO (2) PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR COMPANY OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, CANADA M5H 4H1, AT ANY TIME PRIOR TO 5:00 P.M. (TORONTO TIME) ON NOVEMBER 27, 2009, OR IN THE CASE OF ANY ADJOURNMENT OF THE MEETING, NOT LESS THAN 48 HOURS PRIOR TO THE TIME OF SUCH MEETING.

4.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION. IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

5.	This proxy ceases to be valid one year from its date.

6.	If your address as shown is incorrect, please give your correct address when returning this proxy.

7.

If you are a non-registered shareholder of the Corporation and you received these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Please contact your broker or the Corporation if you have questions.

8.

If a registered shareholder has returned this proxy, the said shareholder may still attend the Meeting and may vote in person should the shareholder later decide to do so. However, to do so, the shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the returned proxy in accordance with the instructions provided in the accompanying Management Information Circular.